REYNOLDS AMERICAN INC.
R.J. REYNOLDS TOBACCO HOLDINGS, INC.
401 North Main Street
Winston-Salem, North Carolina 27101
VIA EDGAR
June 18, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
     Re:      Withdrawal Request — Registration Statement on Form S-3 (File No. 333-132419)
Ladies and Gentlemen:
     Reference is made to the Registration Statement on Form S-3 (File No. 333-132419) filed by Reynolds American Inc., R.J. Reynolds Tobacco Holdings, Inc., R. J. Reynolds Tobacco Company, RJR Acquisition Corp., R. J. Reynolds Tobacco Co., FHS, Inc., RJR Packaging, LLC, and GMB, Inc. (collectively, the “Registrants”) with the Securities and Exchange Commission (the “Commission”) on March 14, 2006, and all exhibits filed thereto (the “Registration Statement”).
     Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended (the “Act”), the Registrants hereby respectfully request that the Commission consent to the withdrawal of the Registration Statement. The Registrants have determined not to proceed with any offer and sale of securities pursuant to the Registration Statement and that it is desirable, therefore, to withdraw the Registration Statement. No securities have been sold pursuant to the Registration Statement.
     As the Registrants have determined not to proceed with any offer and sale of securities pursuant to the Registration Statement, and because no securities have been sold under the Registration Statement, the Registrants believe that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

     Please forward copies of the order granting withdrawal of the Registration Statement to McDara P. Folan, III via facsimile at (336) 741-2998. Should any questions arise in connection with this request for withdrawal, please do not hesitate to contact McDara P. Folan at (336) 741-5162 or Elizabeth G. Wren of Kilpatrick Stockton LLP at (704) 338-5123.

Sincerely,

REYNOLDS AMERICAN INC. R.J. REYNOLDS TOBACCO HOLDINGS, INC. R. J. REYNOLDS TOBACCO COMPANY RJR ACQUISITION CORP. R. J. REYNOLDS TOBACCO CO. FHS, INC. RJR PACKAGING, INC. GMB, INC.

By:	/s/ McDara P. Folan, III

McDara P. Folan, III Agent for Service

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